SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated July 4, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date: July 4, 2001            Mr. Gerry A. Racicot
                                    President

                  [LOGO] [Letterhead of Eiger Technology Inc.]

   Eiger discontinues Nixxo Technology, Inc and Standard Telecom America, Inc
                                  Transactions

            Toronto, ON - July 4,2001 - Eiger Technology (TSE:AXA) announced today, that they have put on hold their acquisition of 25% of Nixxo Technology, Inc (Nixxo) and 55% of Standard Telecom America (STA), and has decided not to waive it's rights as announced on press releases dated February 29, 2001. In the case of Nixxo Technology, Inc the acquisition was subject to Nixxo completing a public offering and raising $10 million USD. Due to current market conditions, this is not feasible. Also, due to economic conditions, it is now estimated that STA will not be able to enjoy the growth originally projected both at the revenue and net profit levels which would justify the dilution expected to current Eiger shareholders, management reports. These acquisitions will be reviewed again by management in twelve months and management will advise shareholders of any further events.

            Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:
      AXA). Visit Eiger Technology, Inc's website at www.eigertechnology.com.

                                      -30-

      For More Information, Please Contact:
      Roland P. Austrup, Vice-President
      Eiger Technology, Inc.
      (416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.

                  [LOGO] [Letterhead of Eiger Technology Inc.]

   Eiger Technology to acquire Onlinetel Inc., a Voice over Internet Protocol
                         Software and Service Provider

      Toronto, Ontario - July 4, 2001 - Eiger Technology (TSE:AXA) announced today it has entered into an agreement to acquire 100% of Onlinetel Inc, a privately held Voice over Internet Protocol (VoIP) company with various I.P. based voice services including broadband business connectivity, wholesale VoIP termination and Canada's first I.P. based 10-10 dial around service, which is expected to launch in October of 2001.

      Onlinetel will provide Eiger with an operating subsidiary focused on emerging telecommunications technology that will leverage Eiger's existing manufacturing facilities with Onlinetel's user base, to create a new suite of business and consumer communication devices and services.

      "Onlinetel launched a free, VoIP long distance calling service as a test in the fall of 2000 and has built a user base of over 100,000 households and 10,000 businesses in the Toronto area." said Gerry Racicot, CEO of Eiger Technology who added, "We've had our eye on these 1999 Profit Magazine Young Entrepreneurs of the Year since their launch in 2000 and due to their impressive customer growth, we now believe they have positioned themselves perfectly to monetize the base they've created. We are very enthused to work with such talented communications based management and expect exciting results from their operating subsidiary to begin in the fourth quarter of 2001."

      Jody Schnarr, CEO of Onlinetel commented by saying, "We are pleased to have Eiger as a parent company to provide both engineering resources and the necessary capital to expand our service deployment." Schnarr added, "With the aggressive expansion of our user base, we are now poised to create revenue growth and profitability for our company and look forward to exercising our business plan and objectives."

      The terms of the transaction were not disclosed and are subject to Onlinetel shareholder approval and Eiger's BOD and all regulatory bodies approvals.

About Onlinetel Inc.

Onlinetel is a Next Generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol communication services to residential and small to medium size enterprise. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone, over the Internet, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's website at www.eigertechnology.com.

                                      -30-

For More Information, Please Contact:
Roland P. Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.